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Exhibit 12.1

Simon Property Group, Inc. and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends
(in thousands)

	For the year ended December 31,
	2004		2003		2002		2001		2000
Earnings:
Pre-tax income from continuing operations	$462,175		$456,675		$542,978		$282,460		$346,770
Add:
Pre-tax income from 50% or greater than 50% owned unconsolidated entities	46,125		59,165		47,939		62,448		50,377
Minority interest in income of majority owned subsidiaries	9,687		7,277		10,498		10,593		10,370
Distributed income from less than 50% owned unconsolidated entities	45,909		42,939		37,811		51,740		45,948
Amortization of capitalized interest	2,533		1,850		1,876		1,706		1,323
Fixed Charges	778,280		703,947		694,291		726,007		776,347
Less:
Income from unconsolidated entities	81,113		(99,645)		(78,695)		(67,116)		(56,773)
Interest capitalization	(15,546)		(11,059)		(5,507)		(10,325)		(20,108)
Preferred distributions of consolidated subsidiaries	(21,220)		(12,044)		(11,340)		(26,085)		(40,602)

Earnings	$1,389,056		$1,149,105		$1,239,851		$1,031,428		$1,113,652

Fixed Charges:
Portion of rents representative of the interest factor	7,197		5,620		4,298		4,977		5,078
Interest on indebtedness (including amortization of debt expense)	734,317		675,224		673,146		684,620		710,559
Interest capitalized	15,546		11,059		5,507		10,325		20,108
Preferred distributions of consolidated subsidiaries	21,220		12,044		11,340		26,085		40,602

Fixed Charges	$778,280		$703,947		$694,291		$726,007		$776,347

Preferred Stock Dividends	42,346		55,138		64,201		51,360		36,808

Fixed Charges and Preferred Stock Dividends	$820,626		$759,085		$758,492		$777,367		$813,155

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	1.69	x	1.51	x	1.63	x	1.33	x	1.37	x

            For purposes of calculating the ratio of earnings to fixed charges, "earnings" have been computed by adding fixed charges, excluding capitalized interest, to income (loss) from continuing operations including income from minority interests and our share of income (loss) from 50%-owned affiliates which have fixed charges, and including distributed operating income from unconsolidated joint ventures instead of income from unconsolidated joint ventures. There are generally no restrictions on our ability to receive distributions from our joint ventures where no preference in favor of the other owners of the joint venture exists. "Fixed charges" consist of interest costs, whether expensed or capitalized, the interest component of rental expenses and amortization of debt issue costs.

            The computation of ratio of earnings to fixed charges has been restated to comply with FASB Statement No. 144 which requires the operating results of the properties sold in the current year to be reclassified to discontinued operations and requires restatement of previous years' operating results of the properties sold to discontinued operations.

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Simon Property Group, Inc. and Subsidiaries Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends (in thousands)